SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                          (Amendment)*

                           ESOFT, INC.
          --------------------------------------------
                        (Name of Issuer)

                          Common Stock
          --------------------------------------------
                 (Title of Class of Securities)

                            296904105
          --------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          --------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 12, 1999
          --------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages

CUSIP NO. 296904105       Schedule 13D         Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION  NO.  OF         94-1672743
     ABOVE PERSON:

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**    (a)[ ]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:                                          WC

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IS      [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                   666,666
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     N/A
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:              666,666
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                    666,666

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW             6%
     (11):

14.  TYPE OF REPORTING PERSON:                                 CO

CUSIP NO. 296904105       Schedule 13D         Page 3 of 12 Pages


ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 eSoft, Inc.
                 295 Interlocken Blvd., #500
                 Broomfield, Colorado 80021

          (b)    Title of Class of Equity Securities:

                 Common Stock

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 296904105       Schedule 13D         Page 4 of 12 Pages


          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the Shares (as defined in Item 4) will be derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 The Reporting Person paid Three Million Dollars
                 ($3,000,000) to acquire the Shares (as defined in Item 4).

ITEM 4.   Purpose of the Transaction.

          Pursuant to a Stock Purchase and Investor Rights Agreement, dated November 12, 1999, between the Reporting Person and the Issuer (the "Purchase Agreement"), the Reporting Person agreed to purchase from Issuer the number of shares of Issuer's Common Stock (the "Shares") equal to Three Million Dollars ($3,000,000) divided by a per share purchase price equal to the lower of (i) the average closing price of one share of the Issuer's Common Stock on the Nasdaq Small Cap Market during the 30 day period ending on the last trading day that is 2 trading days immediately prior to the closing of the purchase of the Shares, and (ii) the closing price of one share of the Issuer's Common Stock on the Nasdaq Small Cap Market on the last trading day immediately preceding the closing of the purchase of the Shares. The final per share purchase price for the Shares was $4.50.

          The Reporting Person will hold the Shares as an investment. Depending on the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Shares, through one or more sales pursuant to public or private offerings or otherwise. In such event, the Reporting Person may determine to retain some portion of the Shares as an investment.

          In addition, the Reporting Person and the Issuer have entered into a software license and development agreement, pursuant to which the Issuer will provide certain Internet connectivity development services to the Reporting Person.

CUSIP NO. 296904105       Schedule 13D         Page 5 of 12 Pages


ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

          (a)    Number of Shares             666,666
                 Beneficially Owned:

                 Right to Acquire:            0

                 Percent of Class:            6% (based on
                                              10,957,985 shares
                                              of Common Stock
                                              outstanding,
                                              determined from
                                              representations
                                              and warranties
                                              made by the Issuer
                                              to the Reporting
                                              Person in the
                                              Purchase
                                              Agreement).

          (b)    Sole Power to Vote, Direct
                 the Vote of, or Dispose of   666,666
                 Shares:

          (c)    Recent Transactions:         See Item 4.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Purchase Agreement (as defined in  Item
          4), the Reporting Person has, under certain circumstances, various rights related to: (a) registration of the Shares pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person; (b) notification and first
          negotiation  in  connection  with  certain   sales   of
          securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (c) the participation in future issuances of securities by the Issuer and the maintenance of the Reporting Person's percentage ownership of the Issuer.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   eSoft,  Inc.  Stock Purchase and  Investor
                      Rights Agreement, dated November 12, 1999.

CUSIP NO. 296904105       Schedule 13D         Page 6 of 12 Pages



                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 10, 2000.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

CUSIP NO. 296904105       Schedule 13D         Page 7 of 12 Pages



                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The BP Amoco p.l.c., an integrated oil
business and      company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP NO. 296904105       Schedule 13D         Page 8 of 12 Pages


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP NO. 296904105       Schedule 13D         Page 9 of 12 Pages


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          101 Montgomery Street, San Francisco, CA 94104
Address:

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, an investment
business and      company
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP NO. 296904105       Schedule 13D        Page 10 of 12 Pages


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 215,Soldiers Field Road
other             Boston, MA 02163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Suite 1835, Los
Address:          Angeles, CA 90024

Principal         A. Chancellor Emeritus
Occupation:
                  B. Interim President

Name, principal   A. University of California at Los Angeles, an
business and      educational institution.
address of             10920 Wilshire Boulevard, Suite 1835
corporation or          Los Angeles, CA 90024
other
organization in   B. University of Florida
which employment       226 Tigert Hall
is conducted:          PO Box 113150
                       Gainesville, FL 32610

CUSIP NO. 296904105       Schedule 13D        Page 11 of 12 Pages


                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive  Vice  President,  General  Manager,  Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President,  General  Manager,   New
            Business Group

Name:       Andy D. Bryant
Title:      Senior  Vice  President, Chief Financial Officer  and
            Enterprise Services Officer

Name:       Sean M. Maloney
Title:      Senior  Vice President, Director, Sales and Marketing
            Group

Name:       Michael R. Splinter
Title:      Senior  Vice  President, General Manager,  Technology
            and Manufacturing Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

CUSIP NO. 296904105       Schedule 13D        Page 12 of 12 Pages



                          EXHIBIT INDEX

Exhibit No.    Document
-----------    --------
Exhibit 1      eSoft,  Inc.  Stock Purchase and Investor  Rights
               Agreement, dated November 12, 1999.

                            EXHIBIT 1


                 ESOFT, INC. STOCK PURCHASE AND
                    INVESTOR RIGHTS AGREEMENT

                           ESOFT, INC.

          STOCK PURCHASE AND INVESTOR RIGHTS AGREEMENT

      This Stock Purchase and Investor Rights Agreement (this "Agreement") is made and entered into on November 12, 1999, by and between eSoft, Inc., a Delaware corporation (the "Company"), and Intel Corporation, a Delaware corporation (the "Investor").

                            RECITALS

      WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company, shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), on the terms and conditions set forth in this Agreement.

      NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   AGREEMENT TO PURCHASE AND SELL STOCK.

      (a) Authorization. The Company's Board of Directors (the "Board") will, prior to the Closing, authorize the issuance, pursuant to the terms and conditions of this Agreement, of shares of Common Stock in an amount equal to the number of Purchased Shares (as defined in Section 1(b)).

     (b) Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to the Investor at the Closing (as defined below), and the Investor hereby agrees to acquire from the Company at the Closing, the number of shares of Common Stock (collectively, the "Purchased Shares") equal to Two Million Nine Hundred Ninety-Nine Thousand Nine Hundred Ninety-Seven Dollars ($2,999,997) (the "Purchase Price") divided by the Per Share Purchase Price (as defined below), rounded up to the nearest whole share. As used in this Agreement, "Per Share Purchase Price" equals $4.50.

      (c) Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Shares for general working capital purposes.

2. CLOSING. The purchase and sale of the Purchased Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m.
California time, on the date hereof (which time and place are referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to the Investor certificates representing the Purchased Shares against delivery to the Company by the Investor of the Purchase Price in cash paid by wire transfer of same-day funds to the Company. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier. The date of the this Agreement sometimes is referred to herein as the Closing Date.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Schedule (as defined in Section 7(a)):

      (a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (a) own or lease its properties and assets and carry on its business as presently conducted, and (b) enter into this Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby and thereby. Each of the Company's subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate power and authority required to own or lease its properties and assets and carry on its business as presently conducted. Each of the Company and its subsidiaries is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify or be in good standing, either individually or in the aggregate, would have a Material Adverse Effect on the Company. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

      (b) Capitalization. The capitalization of the Company, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized capital stock of the Company consists only of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $.01 par value ("Preferred Stock"), of which 10,957,980 shares of Common Stock and no shares of Preferred Stock were issued and outstanding as of September 30, 1999. All such shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the holders thereof. As of September 30, 1999, the Company had also reserved: (i) 3,013,071 shares of Common Stock for issuance upon exercise of outstanding options granted to officers, directors, employees, independent contractors or affiliates of the Company or its subsidiaries under the Company's equity incentive plans; (ii) 1,920,068 shares of Common Stock issuable upon exercise of the Company's outstanding warrants (the "Warrants"); and (iii) 1,277,955 shares of Common Stock issuable upon conversion of the Company's outstanding Convertible Debentures due June 10, 2002 (the "Debentures"). As of September 30, 1999, (x) of the 3,729,294 shares of Common Stock reserved for issuance upon exercise of options, 3,013,071 shares remained subject to outstanding options and have a weighted average exercise price of approximately $2.45, and 716,223 shares were reserved for future grant; and
(y) of the 1,920,068 and 1,277,955 shares of Common Stock initially reserved for issuance upon exercise and conversion of the Warrants and Debentures, respectively, none of such shares has been issued. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

      (c) Due Authorization. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under, this
Agreement, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement, have been taken, and this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effect of rules of law governing the availability of equitable remedies and (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     (d)  Valid Issuance of Stock.

           (i) Valid Issuance. The shares of Common Stock to be issued pursuant to this Agreement are duly authorized and, upon payment of the Purchase Price by the Investor in accordance with this Agreement, will be validly issued, fully paid and non-assessable.

           (ii) Compliance with Securities Laws. Assuming the correctness of the representations made by the Investor in
Section 4, the Purchased Shares will be issued to the Investor in compliance with applicable exemptions from (A) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), and (B) the registration and qualification requirements of all applicable securities laws of the states of the United States.

      (e) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority on the part of the Company or any of its subsidiaries is required in connection with the issuance of the Purchased Shares to the Investor, or the consummation of the other transactions contemplated by this Agreement, except for
(i) the listing of the Purchased Shares on Nasdaq, (ii) the filing of a Form D with the Securities and Exchange Commission (the "SEC"), and (iii) the filing of a Notice of Transaction and a Form U-2 with the California Department of Corporations.

       (f) Non-Contravention. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (including the issuance of the Purchased Shares), do not
(i) contravene or conflict with the Company's Certificate of Incorporation or Bylaws, in each case as amended; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company or any of its subsidiaries; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company or any of its subsidiaries under, any contract to which the Company or such subsidiary is a party or any permit, license or similar right relating to the Company or such subsidiary or by which the Company or such subsidiary may be bound or affected.

      (g) Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (each an "Action") pending or, to the best of the Company's knowledge, threatened:
(i)  against the Company or any of its subsidiaries,  or  any  of their respective activities, properties or assets, or any of their respective officers, directors or employees of the Company or any of its subsidiaries in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or such subsidiary, or (ii) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement (including the issuance of the Purchased Shares). Neither the Company nor any of its subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company or any of its subsidiaries is currently pending nor does the Company or any of its subsidiaries intend to initiate any Action that is reasonably likely to be material to the Company and its subsidiaries, taken as a whole.

     (h) Compliance with Law and Charter Documents. The Company is not in violation or default of any provisions of its Certificate of Incorporation or Bylaws, in each case as amended. The Company and its subsidiaries have complied and are in compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over their respective businesses or properties, except where such failure to comply would not reasonably be likely to have a Material Adverse Effect on the Company.

     (i)  SEC Documents.

           (i) Reports. The Company has furnished to the Investor prior to the date hereof copies of its Annual Report on Form 10-KSB/A-1 for the fiscal year ended December 31, 1998 ("Form 10-K"), its Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1999 and June 30, 1999 (the "Form 10-Q's"), and all other registration statements, reports and proxy statements filed by the Company with the SEC on or after December 31, 1997 (the Form 10-K, the Form 10-Q's and such registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"). Except to the extent that information contained in any SEC Document has been revised or superseded by a later SEC Document filed and publicly available prior to the date of this Agreement, each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its subsidiaries is a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (ii) Financial Statements. The Company has provided the Investor with copies of its audited financial statements for the fiscal year ended December 31, 1998, and its unaudited financial statements for the six-month period ended June 30, 1999 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except, in the case of the Forms 10-QSB and 8-K, as may otherwise be permitted by Form 10-QSB and Forms 8-K) applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      (j) Absence of Certain Changes Since Balance Sheet Date. Since the Balance Sheet Date, the businesses and operations of the Company and its subsidiaries have been conducted in the ordinary course consistent with past practice, and there has not been:

           (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company or any of its subsidiaries with respect to any shares of capital stock of the Company or such subsidiary (except for any such distribution by a wholly-owned subsidiary to the Company) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of the Company's capital stock;

           (ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to the Company and its subsidiaries, taken as a whole;

           (iii) any waiver by the Company or any of its subsidiaries of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

          (iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its subsidiaries or any of their respective assets and properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

           (v) any change by the Company in its accounting principles, methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect on the Company.

      (k) Invention Assignment and Confidentiality Agreements. Each employee and consultant or independent contractor of the Company or any of its subsidiaries whose duties include the development of products or Intellectual Property (as defined below), and each former employee and consultant or independent contractor whose duties included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality agreement in customary form or an employment or consulting agreement containing substantially similar terms.

     (l)  Intellectual Property.

           (i) Ownership or Right to Use. Each of the Company and its subsidiaries has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information (collectively, "Intellectual Property") necessary to enable it to carry on its business as currently conducted, except where any deficiency, or group of deficiencies, would not be reasonably likely to have a Material Adverse Effect on the Company.

           (ii) Licenses; Other Agreements. Neither the Company nor any of its subsidiaries is currently the licensee of any material portion of the Intellectual Property of the Company and its subsidiaries. There are not outstanding any licenses or agreements of any kind relating to any Intellectual Property owned by the Company or any of its subsidiaries, except for agreements with customers entered into in the ordinary course of its business and other licenses and agreements that, collectively, are not material. Neither the Company nor any of its subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property, except as the Company or any such subsidiary may be so obligated in the ordinary course of its business, as disclosed in the Company's SEC Documents or where the aggregate amount of such payments could not reasonably be expected to be material.

          (iii) No Infringement. Neither the Company nor any of its subsidiaries has violated or infringed in any material respect, neither the Company nor any of its Subsidiaries is currently violating or infringing in any material respect, and neither the Company nor any of its subsidiaries has received any communications alleging that it (or any of its employees or consultants) has violated or infringed, any Intellectual Property of any other person or entity, except for any such violations or infringements that would not be reasonably likely to have a Material Adverse Effect on the Company.

           (iv) Employees and Consultants. To the best of the Company's knowledge, no employee of or consultant to the Company or any of its subsidiaries is in material default under any term of any material employment contract, agreement or arrangement relating to Intellectual Property of the Company or any such subsidiary or any material non-competition arrangement, other contract or restrictive covenant relating to the Intellectual Property of the Company or any such subsidiary. The Intellectual Property of the Company or any of its subsidiaries (other than any Intellectual Property duly acquired or licensed from third parties) was developed entirely by the employees of or consultants to the Company or one of its subsidiaries during the time they were employed or retained by it, and to the best knowledge of the Company, at no time during conception or reduction to practice of such Intellectual Property of the Company or any of its subsidiaries were any such employees or consultants operating under any grant from a government entity or agency or subject to any employment agreement or invention assignment or non-disclosure agreement or any other obligation with a third party that would materially and adversely affect the Company's or such subsidiary's rights in its Intellectual Property. Such Intellectual Property of the Company or any of its subsidiaries does not, to the best knowledge of the Company, include any invention or other intellectual property of such employees or consultants made prior to the time such employees or consultants were employed or retained by the Company or any such subsidiary nor any intellectual property of any previous employer of such employees or consultants nor the intellectual property of any other person or entity.

          (v)  Year 2000 Compliance.

                (a) All of the Company's and its subsidiaries' material products (including products currently under development) will record, store, process and calculate and present calendar dates falling on and after December 31, 1998, and will calculate any information dependent on or relating to such dates in the same manner and with the same functionality, data integrity and performance as the products record, store, process, calculate and present calendar dates on or before December 31, 1998, or calculate any information dependent on or relating to such dates (collectively, "Year 2000 Compliant"). All of the Company's and its subsidiaries' material products will lose no significant functionality with respect to the introduction of records containing dates falling on or after December 31, 1998. All of the Company's and its subsidiaries' internal computer systems comprised of software, hardware, databases or embedded control systems (microprocessor controlled, robotic or other device) related to the Company's and its subsidiaries' businesses (collectively, a "Business System"), that constitutes any material part of, or is used in connection with the use, operation or enjoyment of, any material tangible or intangible asset or real property of the Company and its subsidiaries, including its accounting systems, are Year 2000 Compliant. The current versions of the Company's and its subsidiaries' software and all other Intellectual Property may be used prior to, during and after December 31, 1998, such that such software and Intellectual Property will operate prior to, during and after such time period without error caused by date data that represents or references different centuries or more than one century.

                (b) To the best knowledge of the Company, all of the Company's and its subsidiaries' products and the conduct of the Company's and its subsidiaries' businesses with customers and suppliers will not be materially adversely affected by the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000 and into the twenty-first century. To the best knowledge of the Company, neither the Company nor any of its subsidiaries is reasonably likely to incur expenses arising from or relating to the failure of any of its Business Systems or any products (including all products sold on or prior to the date hereof) as a result of the advent of the year 2000, the advent of the twenty-first century or the transition from the twentieth century through the year 2000, except for such expenses that will not have a Material Adverse Effect on the Company.

      (m) Subsidiaries. Section 3(m) of the Disclosure Schedule sets forth all other persons, entities, or businesses in which the Company presently owns or controls, directly or indirectly, more than a 1% interest.

      (n) Environmental Matters. During the period that the Company or any of its subsidiaries has owned or leased its properties and facilities, (i) there have been no disposals, releases or threatened releases of Hazardous Materials on, from or under such properties or facilities which, either individually or in the aggregate, would have a Material Adverse Effect on the Company, and (ii) neither the Company, any of its subsidiaries nor, to the Company's knowledge, any other person or entity, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials, where such use, generation, manufacture or storage, either individually or in the aggregate, would have a Material Adverse Effect on the Company. The Company has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to the Company or any of its subsidiaries having taken possession of any of such properties or facilities and which, either individually or in the aggregate, would have a Material Adverse Effect on the Company. For purposes of this Agreement, the terms "disposal," "release," and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA"). For purposes of this Agreement, "Hazardous Materials" means any hazardous or toxic substance, material or waste which is regulated under, or defined as a "hazardous substance", "pollutant", "contaminant", "toxic chemical", "hazardous material", "toxic substance" or "hazardous chemical" under
(A) CERCLA; (B) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (C) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.;
(D) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (E) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (F) regulations promulgated under any of the above statutes; or (G) any applicable state or local statute, ordinance, rule, or regulation that has a scope or purpose similar to those statutes identified above.

      (o) Registration Rights. The Company is not currently subject to any agreement providing any person or entity with any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority.

      (p) Title to Property and Assets. The properties and assets of the Company or any of its subsidiaries are owned by the Company or such subsidiary free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect affect the properties and assets of the Company or such subsidiary. With respect to the property and assets it leases, each of the Company and its subsidiaries is in compliance with such leases in all material respects.

      (q) Tax Matters. Each of the Company and its subsidiaries has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and each of the Company and its subsidiaries has paid in full all taxes that have become due on or prior to the date hereof, including penalties and interest, assessments, fees and other charges, other than those being contested in good faith and for which adequate reserves have been provided or those currently payable without interest that were payable pursuant to said returns or any assessments with respect thereto.

      (r) Brokers and Finders. None of the Company, its subsidiaries, their respective directors or officers and their respective agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement or any of the transactions contemplated hereby. The Company will indemnify and hold the Investor harmless from any brokerage or finder's fees or agents' commissions or other similar payment alleged to be due by or through the Company or any of such other persons and entities as a result of the action of the Company, its subsidiaries, their respective directors or officers or their respective agents.

      (s) Interested Party Transactions. To the best knowledge of the Company, no officer or director of the Company or any of its subsidiaries or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities
Act) of any such person or entity has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company or any of its subsidiaries any goods, property, technology, intellectual or other property rights or services; or
(ii) any contract or agreement to which the Company or any of its subsidiaries is a party or by which it or any of its properties and assets may be bound or affected.

      (t)   Full Disclosure.  The information contained  in  this
Agreement, the Disclosure Schedule and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company and its subsidiaries, and the transactions contemplated by this Agreement , are true and complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.    REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
INVESTOR.   The  Investor hereby represents and warrants  to  the
Company, and agrees that:

      (a) Organization, Good Standing and Qualification. The Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to own or lease its properties and assets and carry on its business as presently conducted. The Investor is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify or be in good standing, either individually or in the aggregate, would have a Material Adverse Effect on the Investor.

     (b) Due Authorization. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of the Investor. This Agreement constitutes the Investor's legal, valid and binding obligation, enforceable against the Investor in accordance with its terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effect of rules of law governing the availability of equitable remedies and (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy hereunder.

      (c) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Investor is required in connection with the purchase of the Purchased Shares by the Investor pursuant to this Agreement.

       (d)   Non-Contravention.   The  execution,  delivery   and
performance   of  this  Agreement  by  the  Investor,   and   the
consummation by the Investor of the transactions contemplated hereby, do not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of the Investor, in each case as amended;
(ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Investor; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Investor is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Investor under, any contract to which the Investor is a party or any permit, license or similar right relating to the Investor or by which the Investor may be bound or affected.

      (e) Litigation. There is no Action pending that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement.

      (f) Purchase for Own Account. The Purchased Shares are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares.

      (g) Investment Experience. The Investor understands that the purchase of the Purchased Shares involves substantial risk. The Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

      (h)   Accredited  Investor  Status.   The  Investor  is  an
"accredited   investor"  within  the  meaning  of  Regulation   D
promulgated   under   the   Securities   Act.    The   Investor's
headquarters are located in the State of California.

      (i) Restricted Securities. The Investor understands that the Purchased Shares are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

     (j) Legends. The Investor agrees that the certificates for the Purchased Shares shall bear the following legend:

          "The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

In addition, the Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

5.   CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT CLOSING.

The obligations of the Investor under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

      (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 shall be true and correct in all material respects on and as of the date of the Disclosure Schedule (as defined in Section 7(a)) and on and as of the date of the Closing, except as set forth in the Disclosure Schedule, with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

           (i) Certified Charter Documents. A copy of (i) the Certificate of Incorporation certified as of a recent date by the Secretary of State of Delaware as a complete and correct copy thereof, and (ii) the Bylaws of the Company (as amended through the Closing Date) certified by the Secretary of the Company as a true and correct copy thereof as of the Closing Date.

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board providing for the approval of this Agreement and the issuance of the Purchased Shares and the other matters contemplated hereby.

      (e) Opinion of Company Counsel. The Investor will have received an opinion on behalf of the Company, dated the Closing
Date, from Davis, Graham & Stubbs LLP, counsel to the Company, in the form attached hereto as Exhibit A.

      (f)   Nasdaq  Requirements.  All requirement of  Nasdaq  in
connection  with the transactions contemplated by this  Agreement
shall  have  been  complied with by the Company.   The  Purchased
Shares shall have been approved for quotation on Nasdaq.

      (g) Execution and Delivery of License Agreement. The Company shall have executed and delivered that certain License Agreement with respect to the transactions contemplated by the Term Sheet dated September 15, 1999 (the "License Agreement").

      (h) Payment of Expense Reimbursement. The Company shall have paid the Investor the amount of $15,000 as a reimbursement of the Investor's legal fees and expenses in connection with the transactions contemplated hereby.

      (i) Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Investor in connection with the transactions contemplated hereby.

6.    CONDITIONS  TO THE COMPANY'S OBLIGATIONS AT  CLOSING.   The
obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

        (a) Representations and Warranties True. The representations and warranties of the Investor contained in
Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

      (b) Performance. The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. The Investor shall have delivered to the Company the Purchase Price as specified in
Section 1(b).

      (d) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

      (f) Nasdaq Requirements. All requirements of Nasdaq in connection with the transactions contemplated by this Agreement shall have been complied with.

      (g)   Execution  and  Delivery of License  Agreement.   The
Investor shall have executed and delivered the License Agreement.

      (h) Other Actions. The Investor shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Company in connection with the transactions contemplated hereby.

7.   COVENANTS OF THE PARTIES.

      (a) Disclosure Schedule. On or prior to the Closing Date, the Company has delivered to the Investor a disclosure letter, which shall set forth exceptions, if any, to the representations and warranties made by the Company in Article 3. Such disclosure letter is organized such that any exceptions specifically identify the representation and warranty, by section, to which they relate, and clearly identify the nature of the exception, to the Investor's reasonable satisfaction (the "Disclosure Schedule"). In any determination of whether the Investor is entitled to indemnification for the breach of any representations or warranties set forth in this Agreement, only the Disclosure Schedule (i.e., the final disclosure letter agreed upon by the
Company and the Investor) shall be relevant, and the identification of any matters on any drafts of the Disclosure Schedule shall not be introduced as evidence or otherwise used in any manner in connection therewith.

     (b)  Information Rights.

           (i) Financial Information. The Company covenants and agrees that, commencing on the Closing Date and continuing for so long as the Investor holds any Purchased Shares, the Company shall:

                (A) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-KSB for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with GAAP and generally accepted accounting practices, and audited by nationally-recognized independent certified public accountants. In the event the Company shall no longer be required to file Annual Reports on Form 10-KSB, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

                (B) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-QSB, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and cash flows of the Company for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with GAAP and generally accepted accounting practices (except, in the case of any Form 10-QSB, as may otherwise be permitted by Form 10-Q), but all of which may be unaudited. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-QSB, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

           (ii)  SEC  Filings. The Company shall deliver  to  the
Investor copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

     (c)  Registration Rights.

          (i)  Definitions.  For purposes of this Section 7(c):

                 (A) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

                  (B) Registrable Securities. The term "Registrable Securities" means: (x) the Purchased Shares;
(y) any other shares of Common Stock acquired by the Investor after the date hereof which are not already freely tradable under the Securities Act (pursuant to Rule 144(k) promulgated under the Securities Act); and (z) any shares of Common Stock or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding Clause (x) or
(y). Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a person or entity in a transaction in which rights under this Section 7(c) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

               (C) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of Purchased Shares, other shares of Common Stock and other securities that are Registrable Securities and are then issued and outstanding.

                (D) Holder. For purposes of this Section 7(c), the term "Holder" means any person or entity owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(c) have been duly assigned in accordance with this Agreement.

                (E) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

          (ii) Demand Registration.

                (A)   Request by Holders.  If, at any time  after
the date which is four (4) months after the Closing Date, the Company shall, following the Closing, receive a written request from the Holders of at least twenty-five percent (25%) of the Purchased Shares issued at the Closing, that the Company file a registration statement under the Securities Act on Form S-3, or any successor form (including a "shelf" registration statement, if requested by such Holders, during any period of time that Rule 144 is not available as an exemption for the sale in a single 90-day period of all of the Registrable Securities that any such Holder desires to sell, in which case the Company would maintain the effectiveness of such "shelf" registration statement until all such Registrable Securities could be sold under Rule 144 in a single 90-day period) covering the registration of Registrable Securities (provided that such Form S-3 or successor form shall also contain any information required to be included on Form S-1 that the Investor may in its sole discretion request), then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided, however, that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to Section 7(c)(iii), other than a registration from which the Registrable Securities of Holders have been excluded with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration.

                (B) Underwriting. If the Holders initiating the registration request under this Section 7(c)(ii) ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 7(c)(ii)(A). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 90 days if required by such underwriters). Notwithstanding any other provision of this Section 7(c)(ii), if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder who is a director, officer, employee, consultant or affiliate of the Company are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

                (C)  Maximum Number of Demand Registrations.  The
Company shall be obligated to effect only three (3) registration pursuant to this Section 7(c)(ii).

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(c)(ii) a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period.

                 (E) Expenses. All expenses incurred in connection with any registration pursuant to this
Section 7(c)(ii), including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 7(c)(ii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company or any of its directors, officers, employees, consultants and affiliates) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 7(c)(ii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of such majority agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 7(c)(ii) (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (l) such demand registration); provided further, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the Company or the United States financial markets not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 7(c)(ii).

           (iii) Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least twenty (20) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization, any registration statement under Rule 462(b) filed with respect to any effective registration statement and one registration statement filed with the SEC on or before November 30, 1999 with respect to the resale of shares issued in connection with the Company's acquisition of Technologic, Inc.) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within ten (10) business days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein. Notwithstanding the foregoing, the Holders of Registrable Securities shall not have the rights set forth in this Section 7(c)(iii) in connection with any registration statement demanded by Brown Simpson Strategic Growth Fund, L.P. or Brown Simpson Strategic Growth Fund, Ltd. (collectively, the "Brown Simpson Entities") pursuant to that certain Registration Rights Agreement dated June 10, 1999 among the Company and the Brown Simpson Entities.

                (A)   Underwriting.  If a registration  statement
under which the Company gives notice under this Section 7(c)(iii) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 90 days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided, however, that the securities to be included in the registration and the underwriting shall be allocated as follows:
(1) first to the Company (provided, however, that a minimum of fifteen percent (15%) of the number of Registrable Securities held by each Holder (where any Registrable Securities that are not shares of Common Stock but are exercisable or exchangeable for, or convertible into, shares of Common Stock, shall be deemed to have been so exercised, exchanged or converted for such purpose) must also in any event be included if requested by any such Holder); (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with Clause (1), to each of the Holders (to the extent not included pursuant to Clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such Holder; and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with Clauses (1) and (2), any other shares of Common Stock or other securities of the Company. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

                 (B) Expenses. All expenses incurred in connection with a registration pursuant to this Section 7(c)(iii) (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company. Fees and disbursements of any counsel for the Holders shall be borne by the Holders.

                 (C) Not Demand Registration. Registration pursuant to this Section 7(c)(iii) shall not be deemed to be a demand registration as described in Section 7(c)(ii). Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 7(c)(iii).

           (iv) Form S-3 Registration. If requested by the Holders of at least twenty-five percent (25%) of the Purchased
Shares  issued  at  the  Closing,  the  Company  shall  use   all
reasonable commercial efforts to cause to be filed and become effective with the SEC by the one hundred twenty-first (121st) day following the Closing Date a Registration Statement on Form S-3 relating to all of the Registrable Securities (in the event such registration statement is not effective on such date, the Company shall continue to use all commercially reasonable efforts to cause it to become effective until it becomes effective); provided, however, that in the event Form S-3 is not available to the Company, the Company shall file such other form as may be available if Holders who hold Registrable Securities with a market value of at least Five Hundred Thousand Dollars ($500,000) deliver a written request to the Company that the Company do so, where such market value is determined as of the date of such
written   request.   The  Company  shall  use  its   commercially
reasonable  efforts to cause any such Registration  Statement  to become
effective as promptly as possible after such filing and shall also use its commercially reasonable efforts to obtain any related qualifications, registrations or other compliances that
may  be  necessary  under any applicable  "blue  sky"  laws.   In
connection with such registration, the Company will:

                (A)  Notice.  Promptly give written notice to the
Holders   of   the   proposed  registration   and   any   related
qualification or compliance.

                (B) Registration. Effect such registration and all such qualifications and compliances and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities on and after the one hundred and twentieth (120th) day following the Closing Date; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 7(c)(iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

               (C) Expenses. The Company shall pay all expenses incurred in connection with each registration requested pursuant to this Section 7(c)(iv), excluding underwriters' or brokers' discounts and commissions relating to shares sold by the Holders, including federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company. Fees and disbursements of any counsel for the Holders shall be borne by the Holders.

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(c)(iv), a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period, and the period of time that the Company is obligated to maintain the effectiveness of any registration statement under Clause (F) below shall be extended for the length of any such period of deferral.

                 (E)    Not   Demand  Registration.    Form   S-3
registrations shall not be deemed to be demand registrations as described in Section 7(c)(ii) above.

                (F) Maintenance. Subject to Section 7(c)(vi), the Company shall use all commercially reasonable efforts to maintain the effectiveness of any Form S-3 registration statement filed under this Section 7(c)(iv) until the earlier of: (1) the date on which all of the Registrable Securities have been sold; and (2) the first anniversary of the effective date of such registration statement; provided, however, that unless all of the Registrable Securities held by the Investor as of such first anniversary could then be sold in a single transaction in accordance with Rule 144 under the Securities Act without exceeding the volume limitations thereof, if the Company receives written notice from the Investor that the Investor may be deemed to be an "affiliate" of the Company for purposes of the Securities Act, the date in this

Clause (2) shall be extended until the Investor advises the Company that it no longer believes it may be deemed such an "affiliate."

           (v) Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

                (A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except as otherwise required by in this
Section 7(c), the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

               (B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                (C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                (D) Blue Sky. Use all commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (E)    Underwriting.   In  the  event   of   any
underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                 (F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, in which event no Holder shall use such prospectus in connection with any offer or sale of its Registrable Securities until such prospectus has been appropriately amended (which the

Company shall promptly under the circumstances do and deliver new prospectuses, as requested by the Holders, promptly thereafter).

                (G) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (2) in the event that such securities are being sold through underwriters, a "comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters and to the Holders requesting registration of Registrable Securities.

           (vi) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 7(c)(ii), (iii), (iv) or (v) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

            (vii)       Indemnification.   In   the   event   any
Registrable Securities are included in a registration statement under Section 7(c)(ii), (iii) or (iv):

                (A) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

                     (x)   any untrue statement or alleged untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                     (y)   the  omission or alleged  omission  to
state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                     (z)   any violation or alleged violation  by
the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this paragraph shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling person of such Holder.

                (B) By the Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this paragraph shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

                 (C) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

                (D) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the person or entity asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                (E) Contribution. In order to provide for just and equitable contribution to joint liability under the
Securities Act in any case in which either (1) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (2) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case:
(X) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (Y) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

               (F) Survival. The obligations of the Company and Holders under this Section 7(c)(vii) shall survive until the fifth (5th) anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

           (viii) Termination of the Company's Obligations. The Company shall have no obligations pursuant to this
Section 7(c) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to
Section 7(c)(ii), (iii) or (iv) more than three (3) years after the Closing Date or if, in the written opinion of counsel to the Company, reasonably acceptable to counsel for a Holder, all such Registrable Securities proposed to be sold by a Holder may then be sold under Rule 144 in any three month period without exceeding the volume limitations thereunder.

           (ix) No Registration Rights to Third Parties. For so long as the Holders directly or indirectly own at least 5% of the outstanding voting stock of the Company, without the prior written consent of the Investor, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, "piggyback" or Form S-3 registration rights described in this Section 7, or otherwise) relating to shares of Common Stock or any other securities of the Company that are pari passu or superior to the rights granted under this Section 7(c).

       (d)    Obligations  Regarding  Confidential   Information.
Confidential  Information  (as  defined  below)  shall   not   be
disclosed by any party hereto to any third party except in accordance with the provisions set forth below. For purposes of this Agreement, the term "Confidential Information" refers to the following items: (i) the existence of this Agreement, and
(ii) the terms and provisions of this Agreement; provided, however, that Confidential Information shall not include any information that was (i) publicly known and generally available in the public domain prior to its disclosure by the Company,
(ii) becomes publicly known and generally available in the public domain through no action or inaction on the part of the Company or (iii) becomes publicly known by written consent or other action of the Investor.

           (i) Press Releases, Etc. After the Closing Date and the issuance by the Company of the press release described in subsection (d)(iv) below, the Company may include in its future press releases a statement regarding the Investor's investment in the Company, which statement will be provided to the Company by the Investor and used verbatim by the Company. Except as provided in subsection (d)(iv) below, no other announcement regarding the Confidential Information in a press release, conference, advertisement, announcement, professional or trade publication, Website, mass marketing materials or otherwise may be made without the prior written consent of each of the parties hereto.

            (ii) Permitted Disclosures. Notwithstanding the foregoing, (i) any party may disclose any of the Confidential Information to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations (the Company shall be responsible for any failure of any such person or entity to comply with the provisions of this Section 7(d)); and (ii) the Investor may disclose its investment in the Company and other Confidential Information to third parties or to the public at its sole discretion and, if it does so, the Company shall have the right to disclose to third parties any such information disclosed in a press release or other public announcement by the Investor.

           (iii) Legally Compelled Disclosure. Except to the extent required by law or judicial or administrative order or except as provided herein, the Company shall not disclose any Confidential Information without the Investor's prior written approval; provided, however, that the Company may disclose any Confidential Information, to the extent required by law or judicial or administrative order, provided that if such disclosure is pursuant to judicial or administrative order, the Company will notify the Investor promptly before such disclosure and will cooperate with the Investor to seek confidential treatment with respect to the disclosure if requested by the Investor; and provided further, that if such disclosure is required pursuant to law or the rules and regulations of any federal, state or local governmental authority or any regulatory body, the parties will cooperate to seek confidential treatment to the maximum extent, in the reasonable judgment of counsel of the Company, possible under law. Notwithstanding the foregoing provisions or any other provision to the contrary, the Company agrees that, except to the extent required by judicial or administrative order, which the Company shall resist to the maximum extent possible under law, the Company will not file this Agreement (the "Exhibit Filing") with any governmental authority or any regulatory body; provided, however, that to the extent required under the rules and regulations promulgated under the Securities Act, upon the advice of counsel, the Company may
(A) file this Agreement as an exhibit to any filing required to be made by the Company under the Exchange Act, (B) identify the Investor as "Intel Corporation" and (C) describe the material terms of the Investor's investment. The Company agrees that it will provide the Investor with drafts of any documents, press releases or other filings (including the filing permitted by the proviso of the immediately preceding sentence) in which the Company desires to disclose this Agreement, the transactions contemplated hereby or any other Confidential Information is disclosed at least three (3) business days prior to the filing or disclosure thereof, and that it will make any changes to such materials as requested by the Investor unless advised by counsel that the rules and regulations promulgated under the Securities Act require otherwise. Unless permitted by the terms of this
Section 7(d), the Company will not disclose any Confidential Information or file this Agreement if the Investor has objected to such disclosure or filing. The Company will not, except as permitted above, file this Agreement with any governmental authority or any regulatory body, or disclose the identity of the Investor or any other Confidential Information in any filing.

           (iv) Announcement of Issuance. At any time within sixty (60) days after the Closing Date, the Company may issue a press release announcing the existence of this Agreement, which press release will be in the form provided to the Company by the Investor.

          (v) No Disclosure of Third Party Information. Neither party will be required to disclose to the other any confidential information of any third party without having first obtained such third party's prior written consent. In any event, the Company shall advise the Investor of the fact that it has not communicated to the Investor confidential information of any third party if the Investor has requested information of the nature not disclosed or the failure to disclose such information in the Disclosure Schedule would constitute a breach of any representation or warranty in this Agreement.

            (vi)  Other  Information.   The  provisions  of  this
Section 7(d) shall be in addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by any of the parties hereto with respect to the transactions contemplated hereby. Additional disclosures and exchange of confidential information between the Company and the Investor shall be governed by the terms of the Corporate Non-Disclosure Agreement No. 3847738, dated June 28, 1999, executed by the Company and the Investor, and any Confidential Information Transmittal Records provided in connection therewith.

     (e)  Rights of Participation.

           (i) General. Until such time as the Investor, together with its subsidiaries, no longer hold the equivalent of at least five percent (5%) of the outstanding voting securities of the Company (such period from the date hereof through such time being referred to herein as the "Initial Rights Period"), the Investor and each other person or entity to whom rights under this Section 7(e) have been duly assigned (each of the Investor and each such assignee, a "Participation Rights Holder") shall have a right of first refusal to purchase such Participation Rights Holder's Pro Rata Share (as defined below) of all New Securities (as defined below) that the Company may from time to time issue during such period (such New Securities would be allocated among the Participation Rights Holders who elect to exercise their right to purchase such New Securities on a pro rata basis according to the number of Purchased Shares held by each such Participation Rights Holder). The rights described in the preceding sentence, as further described in this subsection (e), are referred to as the "Right of Participation". Notwithstanding the foregoing, a Participation Rights Holder shall not have the Right of Participation with respect to any issuance of New Securities that would result in less than a ten percent (10%) reduction in such Participation Rights Holder's Pro Rata Share (where prior issuances of New Securities in which the such Participation Rights Holder was not entitled to participate are aggregated with the issuance in question for purposes of such ten percent (10%) calculation).

           (ii) Pro Rata Share. "Pro Rata Share" means, with respect to each Participation Rights Holder, the ratio of the following numbers calculated immediately prior to the issuance of the New Securities giving rise to the Right of Participation:
(A) the Participant Share Number (as defined below) for such Participation Rights Holder, to (B) the difference between
(1) the sum of (X) the total number of shares of Common Stock and other voting capital stock of the Company then outstanding, plus
(Y) the number of shares of voting capital stock issuable upon the exercise, conversion or exchange of any other security of the Company then outstanding and (2) the number of Dilutive Securities issued since the last Notice Date excluding any Maintenance Securities issued pursuant to the last Maintenance Notice.

           (iii) New Securities. "New Securities" means any Common Stock, preferred stock or other voting capital stock or security of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or preferred stock or other voting capital stock or security, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for Common Stock, preferred stock or other voting capital stock or security; provided, however, that the term "New Securities" shall not include:

                (A) any shares of Common Stock (or options or warrants therefor) issued to employees, officers, directors or consultants of the Company pursuant to any stock purchase or stock option incentive plans approved by the Board;

                (B) any securities issued as payment of fees to brokers, consultants or other advisors of the Company;

                (C) the Purchased Shares issued under this Agreement;

                (D) any securities issued in connection with any stock split, stock dividend or other similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities issued upon the exercise, conversion or exchange of (1) the Debentures, (2) the Warrants,
(3) the $3,000,000 in principal amount of 5% convertible debentures to be issued pursuant to that certain Securities Purchase Agreement dated June 10, 1999 among the Company, Brown Simpson Strategic Growth Fund, L.P. and Brown Simpson Strategic Growth Fund, Ltd. (the "Brown Simpson Agreement"), (4) warrants to purchase $3,000,000 of Common Stock to be issued pursuant to the Brown Simpson Agreement, (5) any shares of Common Stock issued as payment of accrued interest on the securities listed in
(1), (2), (3) or (4) above, or any outstanding security if such outstanding security constituted a New Security; or

                 (F)   any  securities  issued  pursuant  to  the
acquisition  of  another  person or  entity  by  the  Company  by consolidation, merger, purchase of assets, or other reorganization or, so long as such securities represent no more than five percent (5%) of the Company's voting securities on a fully-diluted basis, issued in connection with the Company's participation in a joint venture or similar form of alliance.

           (iv) Participant Share Number. "Participant Share Number", with respect to a Participant Rights Holder, means the sum of (A) the number of Purchased Shares held by such Participant Rights Holder, (B) the number of shares of other voting capital stock or securities of the Company held by such Participant Rights Holder, and (C) the number of shares of Common Stock or other voting capital stock or securities issuable upon the exercise, conversion or exchange of any other security of the Company held by such Participant Rights Holder.

           (v) Procedures. If the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) in circumstances that entitled a Participation Rights Holder to participate therein in accordance with this subsection (e), the Company shall give to each Participation Rights Holder written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Participation Rights Holder shall have ten (10) business days from the date of receipt of any such Participation Notice to agree in writing to purchase up to the maximum number of such New Securities that such Participation Rights Holder is entitled to purchase for the price and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such maximum). If any Participation Rights Holder fails to so agree in writing within such 10 business day period, then such Participation Rights Holder shall forfeit the right hereunder to participate in such sale of New Securities; provided, however, that any Participation Rights Holders that have elected to exercise their Right of Participation shall be entitled to exercise such right with respect to any New Securities where such right has been forfeited by such other Participation Rights Holder(s), and the Company shall repeat the procedures set forth in this paragraph (e)(v) to ascertain whether the electing Participation Rights Holders desire to purchase such other New Securities. All sales hereunder shall be consummated concurrently with the closing of the transaction triggering the Right of Participation.

           (vi) Failure to Exercise. Upon the expiration of such ten (10) business day period, the Company shall have ninety (90) days thereafter, subject to extensions for regulatory compliance, to sell the New Securities described in the Participation Notice (with respect to which the Participation Rights Holders' rights of first refusal hereunder were not exercised) at the price (or a higher price) and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. If the Company has not issued and sold such New Securities within such 90-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Participation Rights Holders pursuant to this Section 7(e).

     (f)  Right of Maintenance.

           (i) General. Each Participation Rights Holder shall, pursuant to the terms and conditions of this Section 7(f), have the right to purchase from the Company Dilutive Securities (as defined below) ("Maintenance Securities"), as a result of issuances by the Company of Dilutive Securities that from time to time are issued after the Closing Date and before the expiration of the Initial Rights Period, solely in order to maintain such Participation Rights Holder's Prior Percentage Interest (as defined below) in the Company (the "Right of Maintenance"). Each right to purchase Maintenance Securities pursuant to this
Section 7(f) shall be on the same terms (other than price to the extent provided below) as the issuance of the Dilutive Securities that gave rise to the right to purchase such Maintenance Securities.

           (ii) Dilutive Securities. "Dilutive Securities" means any Common Stock, preferred stock or other voting capital stock or security (including, without limitation, any Common Stock, voting preferred stock or other voting capital stock or security issued upon the exercise, conversion or exchange of any other securities) of the Company, whether now authorized or not; provided, however, that the term "Dilutive Securities" shall not include:

                (A) the Purchased Shares issued under this Agreement;

                (B) any securities issued in connection with any stock split, stock dividend or similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (C) any securities for which the issuance gave rise to a Right of Participation (regardless of whether any such right was exercised) or to a Corporate Event;

                (D) any securities issuable upon the exercise, conversion or exchange of any securities described in Clause (C) above;

                (E) shares of Common Stock issued as awards, including pursuant to exercise of options granted, to employees, officers and directors under any plans approved by the Board; or

               (F) shares of Common Stock issued upon conversion of Debentures or upon exercise of Warrants.

            (iii)      Purchase  Price.   For  purposes  of  this
Section 7(f), the per share "Purchase Price" of the Maintenance Securities shall equal the lower of (1) the sales price of the Dilutive Securities and (2) the average Market Price (as defined below) of such Maintenance Securities over the ten (10) trading days immediately preceding the date on which the Participation Rights Holder elects to purchase such Maintenance Securities. If the issuance of any Dilutive Securities occurs upon the exercise, conversion or exchange of other securities ("Exchangeable Securities"), then the per share price at which such Dilutive Securities shall be deemed to have been issued shall be the sum of (x) the per share amount paid upon such exercise, conversion or exchange, plus (y) the per share amount previously paid for the Exchangeable Securities (adjusted for any stock splits, stock dividends or other similar events). For purposes of this
Section 7(f)(iii), "Market Price" means, as to any Maintenance Security on a given day, the average of the closing prices of such security's sales on the principal domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on such day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted on Nasdaq as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted on Nasdaq, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization. If at any time a Maintenance Security are not listed on any domestic securities exchange or quoted on Nasdaq or the domestic over-the-counter market ("Unlisted Securities"), the "Market Price" shall be the fair value thereof determined jointly by the Company and the Holder.

           (iv) Alternative Purchase Price. If a Participation Rights Holder does not elect to purchase its Maintenance Amount (as defined below) at the time of issuance of any Dilutive Securities specified in a Maintenance Notice (as defined below), and in the written opinion of the Company's independent auditors, made available to each Participation Rights Holder upon request, the effect of determining the Purchase Price after such issuance pursuant to paragraph (iii) above would require the Company to take a charge against earnings in accordance with GAAP, then for purposes of this Section 7(f), "Purchase Price" shall mean the Market Price on the date the Participation Rights Holder elects to purchase its Maintenance Amount.

           (v) Consideration Other than Cash. If Dilutive Securities or Exchangeable Securities were issued for consideration other than cash, the per share amounts paid for such Dilutive Securities or Exchangeable Securities shall be determined jointly in good faith by the Company and the Participation Rights Holder.

           (vi) Appraiser. If the Company and the Participation Rights Holder are unable to reach agreement within a reasonable period of time with respect to (A) the Market Price of Unlisted Securities or (B) the per share amounts paid for Dilutive
Securities or Exchangeable Securities issued for consideration other than cash, such Market Price or per share amounts paid, as the case may be, shall be determined by an appraiser jointly selected by the Company and the Participation Rights Holder. The determination of such appraiser shall be final and binding on the Company and the Participation Rights Holder. The fees and expenses of such appraiser shall be paid by the Company.

           (vii) Prior Percentage Interest. A Participation Rights Holder's "Prior Percentage Interest" for purposes of the Right of Maintenance is the ratio of (A) the Participant Share Number for such Participation Rights Holder as of the date of such Maintenance Notice (the "Notice Date"), to (B) the difference between (1) the sum of (X) the total number of shares of Common Stock and other voting capital stock and securities of the Company outstanding on the Notice Date, plus (Y) the number of shares of voting capital stock or securities issuable upon the exercise, conversion or exchange of any other security of the Company outstanding as of such date (assuming, for purposes of the immediately preceding Clauses (X) and (Y), the Common Stock or other securities described in such Maintenance Notice are deemed not issued), and (2) the total number of Dilutive Securities issued since the later of the Closing Date and the last Notice Date (but excluding any Maintenance Securities issued pursuant to the last Maintenance Notice).

           (viii) Maintenance Amount. A Participation Rights Holder's "Maintenance Amount" with respect to any Maintenance Notice shall equal such number of Maintenance Securities as shall (upon purchase thereof in full by the Participation Rights Holder) enable such Participation Rights Holder to maintain its Prior Percentage Interest on a fully-diluted basis. As an example, assume that the Company had 10,000 shares outstanding and the Participation Rights Holder holds 20% of such shares (or 2,000 shares). The Company first issues 400 shares to a third party ("Issuance 1"), an amount insufficient to trigger a Notice of Issuance pursuant to Section 7(f)(ix). The Company then proposes to issue 4,600 shares to a third party ("Issuance 2"), an amount that triggers a Maintenance Notice. The Participation Rights Holder shall have the right to maintain its 20% interest after considering Issuances 1 and 2 and the new shares issued to the Participation Rights Holder. In this example, the Participation Rights Holder shall have the right to purchase an additional 1,250 shares, thereby resulting in the Participation Rights Holder holding 20% of the securities outstanding (3,250 shares out of 16,250 shares).

          (ix) Maintenance Notice. Within ten (10) business days after each anniversary of the Closing Date, and at least ten (10) business days before each issuance of Dilutive Securities that when cumulated with all prior issuances of Dilutive Securities since the later of (i) the Closing Date and (ii) the date of the last Notice Date (which, as a result of which, the Participation Rights Holder had an opportunity to purchase Maintenance
Securities), would result in a five percent (5%) or greater reduction in a Participation Rights Holders' Prior Percentage Interest, the Company shall give to each Participation Rights Holder written notice (the "Maintenance Notice") describing the number of Dilutive Securities issued since such prior Notice Date and the price and non-price terms upon which the Company issued such Dilutive

Securities,  and  the Maintenance Amount that such  Participation
Rights Holder is entitled to purchase as a result of such issuances.

            (x) Purchase of Maintenance Securities. If a Participation Rights Holder exercises its right to purchase Dilutive Securities, such Participation Rights Holder shall have sixty (60) days after the issuance of the Dilutive Securities specified in the applicable Maintenance Notice to purchase its Maintenance Amount at the Purchase Price (as determined in accordance with this Section 7(f)) and upon the other terms and conditions specified in the Maintenance Notice. The closing of such purchase shall occur within ten (10) days after such election to purchase. If any Participation Rights Holder fails to elect to purchase such Participation Rights Holder's full Maintenance Amount of Maintenance Securities within such 60-day period, then such Participation Rights Holder shall forfeit the right hereunder to purchase that part of its Maintenance Amount that it did not so elect to purchase.

          (xi) Termination.  The Company's obligations under this
Section 7(f) shall terminate upon the earlier of (A) the expiration of the Initial Rights Period and (B) the date which is the fifth (5th) anniversary of the Closing Date.

     (g)  Rights Relating to a Corporate Event.

           (1) Corporate Events. A "Corporate Event" shall mean any of the following, whether accomplished through one or a series of related transactions: (A) any transaction, other than an issuance of securities in connection with the acquisition of an unaffiliated third party in an arms length transaction, that results in a greater than thirty percent (30%) change in the total outstanding number of voting securities (which, for purposes of this Agreement, shall mean all securities of the Company that presently are, or would be upon conversion, exchange or exercise, entitled to vote in the election of directors) of the Company immediately prior to such issuance (other than any such change solely as a result of a stock split, stock dividend or other recapitalization affecting holders of Common Stock and other classes of voting securities of the Company on a pro rata basis); (B) an acquisition of the Company or any of its "significant subsidiaries" (as defined in the SEC's Rule 1-02(w) of Regulation S-X) ("Significant Subsidiaries") by consolidation, merger (regardless of whether the Company is the survivor of such merger or not), share purchase or exchange or other reorganization or transaction in which the holders of the Company's or such Significant Subsidiary's outstanding voting securities immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the Company, any such Significant Subsidiary or the Person issuing such securities or surviving such transaction, as the case may be; (C) the acquisition of all or substantially all the assets of the Company or any Significant Subsidiary; (D) the grant by the Company or any of its Significant Subsidiaries of an exclusive license for any material portion of the Company's or such Significant Subsidiary's Intellectual Property to a Person other than the Investor or any of its subsidiaries; and (E) any transaction or series of related transactions that results in the failure of the majority of the members of the Board immediately prior to the closing of such transaction or series of related transactions failing to constitute a majority of the Board (or its successor) immediately following such transaction or series of related transactions.

           (2) Notice of Corporate Events. Until expiration of the Notification Period (as defined below), the Company shall provide the Investor with detailed written notice of terms of any offer (written or oral) from any person or entity for a proposed Corporate Event. Any notice shall be delivered to the Investor as soon as practicable but no later than two (2) business days after the date the Company first becomes aware of such offer or proposed Corporate Event. Without limiting the generality of the foregoing, such notice shall set forth the identity(ies) of the person(s) or entity(ies) involved, the consideration to be paid and all other material terms and conditions. If such offer is in writing (whether in the form of a letter of intent, term sheet or otherwise), the Company shall deliver a copy thereof to the Investor.

           (3) Right of First Refusal. During the period commencing on the Closing Date and ending on the date which is six (6) months thereafter (the "ROFR Period"), the Company shall, prior to effecting or entering into any agreement for any Corporate Event, present to the Investor in writing the final terms and conditions of the proposed Corporate Event, including the name of the other party or parties to the Corporate Event and a copy of the definitive agreements that the Company is prepared to enter into (such information and agreements, a "Final Notice"). The Investor shall have ten (10) business days after the date of receipt of the Final Notice to deliver written notice to the Company agreeing to enter into a written agreement with the Company on substantially the same terms and conditions specified in the Final Notice, which agreement shall nevertheless provide for consummation of the transaction within one hundred twenty (120) days after the date of delivery of the Final Notice (such 120 day period subject to extensions for regulatory compliance). During such (10) business day period, the Investor shall be entitled to conduct due diligence with the reasonable cooperation of the Company. If the Investor fails to enter into a definitive agreement within such 10 business day period, for a period of ninety (90) days thereafter, the Company shall have the right to enter into an agreement regarding such Corporate Event with the party or parties specified in the applicable Final Notice; provided, however, that such definitive agreement is entered into within ninety (90) days following termination of such ten (10) business day period; provided further, that if during such ten (10) business day period, the Investor shall have made a written offer for the acquisition of the Company, the Corporate Event with such a third party shall be for at least ninety-five (95%) of the price offered by the Investor and on other terms no less favorable to shareholders of the Company than the terms of the offer proposed by the Investor with respect to shareholders other than the Investor.

           (4) Right of Resale. If the Investor shall fail to exercise its right of first refusal as to a Corporate Event pursuant to Section 7(g)(3), the Investor shall, upon the Company's entering into an agreement to consummate a Corporate Event, have the right to sell to the Company any or all shares of Purchased Shares and all New Securities and Maintenance Securities then owned by the Investor. Such sale shall be made on the following terms and conditions:

                (A) The price per share at which such shares are to be sold to Company shall be equal to the greater of: (1) the Per Share Purchase Price and (2) either the highest price per share of capital stock (or equivalent) paid in connection with the Corporate Event or, if the transaction involves the sale of a Significant Subsidiary or assets or the licensing of Intellectual Property, the Investor's pro rata share of the consideration received, directly or indirectly, by the Company in such transaction based on its then fully-diluted ownership of the Company's capital stock.

                (B) The Company shall reimburse the Investor for any and all fees and expenses, including legal fees and expenses, incurred in connection with this Section 7(g)(4).

                (C) Within fifteen (15) days prior to the consummation of the Corporate Event, the Investor shall deliver to the Company the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

                (D) The Company shall, concurrent with the closing of the Corporate Event, pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses as specified in Section 7(g)(4)(B) in cash.

           (5) Right of Notification and First Negotiation. For a period (X) commencing upon expiration of the ROFR Period and
(Y) ending on the day that is nine hundred (900) days after such last day (the "Notification Period"), the Company shall, prior to the Board's approving or disapproving a Corporate Event or the Company's or any of its subsidiaries' entering into a definitive agreement with respect to a Corporate Event, notify the Investor of all terms and conditions of such Corporate Event and then attempt to negotiate in good faith with the Investor for a period of not less than ten (10) business days for the Investor to acquire the Company (or a Significant Subsidiary, assets or license, as the case may be) or enter into another Corporate Event with the Company. During such ten (10) business day period, the Investor shall be entitled to conduct due diligence with the reasonable cooperation of the Company. During such ten
(10) business day period, any alternative proposal made by the Investor shall be submitted by the Company to the Board and the Board shall, in good faith, either approve or disapprove the Investor's alternative proposal. To the extent that the Company and the Investor do not enter into an agreement with respect to such an acquisition or other Corporate Event with the Investor during such ten (10) business day period, the Board shall be free to approve or disapprove such Corporate Event and the Company shall be free to enter into a definitive agreement with respect to a Corporate Event with a third party and subsequently consummate such Corporate Event.

            (6)   Notice  of  Ten  Percent  Acquisitions.   Until
expiration of the Initial Rights Period, the Company shall provide the Investor with detailed written notice of the earlier of the following events: (X) the Company's first becoming aware of any person or entity acquiring after the date hereof any outstanding voting securities of the Company such that following such acquisition such person or entity owns ten percent (10%) or more of the Company's outstanding voting securities, or (Y) the terms of any offer or proposal (written or oral) after the date hereof from any person or entity such that following the consummation of any such offer or proposal such person or entity would own ten percent (10%) or more of the Company's outstanding voting securities. Any notice shall be delivered to the Investor within three (3) business days after the date the Company first becomes aware of such acquisition, offer or proposal. Such notice shall set forth, to the extent known by Company, the identity(ies) of the person(s) or entity(ies) involved, the consideration paid or to be paid and all other material terms and conditions. If such offer or proposal is in writing (whether in the form of a letter of intent, term sheet or otherwise), the Company shall deliver a copy thereof to the Investor.

8.   INDEMNIFICATION.

     (a)  Agreement to Indemnify.

           (i) Company Indemnity. The Investor, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8 by the Company with respect to any and all Damages (as defined below) incurred by any Investor Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement (including any exhibits and schedules hereto). Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by Section 7(c) and not this Section 8.

           (ii) Investor Indemnity. The Company, its respective Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8, by the Investor, in respect of any and all Damages incurred by any Company Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Investor in this Agreement. Indemnification claims arising from the registration of Purchased Shares under Federal and state securities laws are covered by Section 7(c) and not this
Section 8.

           (iii)     Equitable Relief.  Nothing set forth in this
Section 8 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

      (b) Survival. All representations and warranties of the Investor and the Company contained herein and all claims of any
Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach hereof, shall survive the Closing until the second anniversary of the date of this Agreement, regardless of whether the applicable statute of limitations, including extensions thereof, may expire. All
covenants  and  agreements  of  the  Investor  and  the   Company
contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of one year following the non-breaching party's obtaining actual knowledge of such breach.

     (c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this
Section 8 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the

Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (i) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (ii) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages reasonably and proximately incurred by such Indemnitee in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty days after the one day mediation, either party may begin litigation proceedings. Nothing in this section shall be deemed to require arbitration.

      (d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 8 resulting from or arising out of any claim or Proceeding against an Indemnitee by a person or entity that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnifying Party with respect to such claim or Proceeding acknowledges to the Indemnitee the Indemnitee's right to indemnity pursuant hereto to the extent provided herein (as such claim may have been modified through written agreement of the parties) and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such claim or Proceeding is decided adversely; provided, however, that nothing set forth herein shall be deemed to require the Indemnifying Party to waive any crossclaims or counterclaims the Indemnifying Party may have against the Indemnified Party for damages. The Indemnified Party shall be entitled to retain separate counsel, reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall determine, upon the written advice of counsel, that an actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party in connection with such Proceeding. The Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such separate counsel to the extent the Indemnified Party is entitled to indemnification by the Indemnifying Party with respect to such claim or Proceeding under this Section 8(d). If the Indemnifying Party assumes the defense of any such claim or Proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or
Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or Proceeding in accordance with this Section 8(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnifying Party shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to its conduct of business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim, including any reasonably foreseeable collateral consequences thereof. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, cooperate fully with the Indemnifying Party in the defense of any claim or Proceeding being defended by the Indemnifying Party pursuant to this Section 8(d). If the Indemnifying Party does not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 8(d), such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate. If any Indemnifying Party seeks to question the manner in which such Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such Indemnitee did not defend such claim or Proceeding in a reasonably prudent manner.

      (e)   Certain  Definitions. As  used  in  this  Section  8,
(a) "Affiliate" means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by or under direct or indirect common control with such other person or entity; (b) "Associate" means, when used to indicate a relationship with any person or entity, (1) any other person or entity of which such first person or entity is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, membership interests or other comparable ownership interests issued by such other person or entity, (2) any trust or other estate in which such first person or entity has a ten percent (10%) or more beneficial interest or as to which such first person or entity serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such first person or entity who has the same home as such first person or entity or who is a director or officer of such first person or entity; (c) "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including (1) interest on cash disbursements in respect of any of the foregoing at the prime rate of Chase Manhattan Bank, as in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the date the party incurring such cash disbursement shall have been indemnified in respect thereof, and (2) reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party), and (d) "Proceeding" means any action, suit, hearing, arbitration, audit, proceeding (public or private) or investigation that is brought or initiated by or against any federal, state, local or foreign governmental authority or any other person or entity.

9.   ASSIGNMENT.  The rights of the Investor under Sections 7(b),
(c), (e) and (f) are transferable only to a person or entity who acquires at least twenty percent (20%) of the Purchased Shares issued on the Closing Date (subject to appropriate adjustment for all stock splits, dividends, combinations, recapitalizations and the like where all holders of Common Stock participate on a pro rata basis); provided, however, that no person or entity may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement (including all terms and conditions governing the duration and termination of rights of the Investor). The rights of the Investor under Section 7(g) may be assigned only to one of its subsidiaries; provided, however, that no such assignment of such rights under
Section 7(g) shall be effective until the Company is given written notice by the Investor stating the name and address of the assignee; and provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

10.  MISCELLANEOUS.

      (a) Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties.

      (b) Governing Law. This Agreement will be governed by and construed under the internal laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

     (c)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original,  but
all   of  which  together  will  constitute  one  and  the   same
instrument.

      (d)   Headings.   The headings and captions  used  in  this
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

      (e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as FedEx for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 10(e).

      (f) Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of Purchased Shares (together with all New Securities purchased pursuant to
Section 7(e) and all Maintenance Shares) representing at least a majority of the total aggregate number of Purchased Shares (together with all New Securities purchased pursuant to
Section 7(e) and all Maintenance Shares) then outstanding (excluding any of such shares that have been sold in a transaction in which rights under Section 7(c) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). Any amendment or waiver effected in accordance with this Section 10(g) will be binding upon the Investor, the Company and their respective successors and assigns. Notwithstanding the foregoing, the provisions of subsections (c), (d), (e), (f) and (g) of Section 7, and all of
Section 8, may not be amended without the written consent of the Company and the Investor, which may be withheld in either of their sole and absolute discretions.

      (g) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

     (h) Entire Agreement. This Agreement, and all exhibits and schedules hereto (including the Disclosure Schedule), which are hereby incorporated by reference into and made an integral part of this Agreement, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings duties or obligations between the parties with respect to the subject matter hereof.

      (i) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investor, the Company and the Investor will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      (j) Meaning of Include and Including; Article and Section References. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list. All "Article",
"Section", "subsection", "paragraph" and "Clause" references herein are references to Articles, Sections, subsections, paragraphs and clauses, respectively, of this Agreement unless otherwise specified.

      (k) Fees, Costs and Expenses. Except as contemplated otherwise by Section 5(h), all fees, costs and expenses (including attorney's' fees and expenses) incurred by either part hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      (l) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or the Investor's ability to compete with the other.

      (m) Stock Splits, Dividends and other Similar Events. The provisions of this Agreement (including the number of shares of Common Stock (including the Purchased Shares) and other securities described herein) shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

     [The balance of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ESOFT, INC.                      INTEL CORPORATION

By:  /s/Jeff Finn                By:  /s/Arvind Sodhani
     -----------------------          -------------------------
Name:   Jeff Finn                Name:   Arvind Sodhani
Title:  CEO                      Title:  Vice President and
                                         Treasurer

Date Signed:  11/12/99           Date Signed:  12 November 1999

Address:                         Address:
295 Interlocken Blvd., #500      2200 Mission College Road
Broomfield, Colorado  80021      Santa Clara, California  95052
Telephone No: (303) 444-1600     Telephone No.: (408) 765-8080
Facsimile No: (303) 444-1640     Facsimile No.: (408) 765-6038

with copies to:                  with copies to:
Davis, Graham & Stubbs LLP       Intel Corporation
Attention: Lester R. Woodward    Attention:  M&A Portfolio Mgr.
Suite 4700                       2200 Mission College Road
3700 17th Street                 Santa Clara, California  95052
Denver, Colorado  80201
Telephone No.: (303) 892-7392    and
Facsimile No.: (303) 893-1379    Gibson, Dunn & Crutcher LLP
                                 Attention: Gregory J. Conklin
                                 One Montgomery Street
                                 Telesis Tower
                                 San Francisco, California 94104
                                 Telephone No.: (415) 393-8200
                                 Facsimile No.: (415) 986-5309


 {Signature page to Stock Purchase and Investor Rights Agreement between Intel Corporation and eSoft, Inc.}